UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-TR

UNDER THE SECURITIES ACT OF 1933

- ☐ Form C: Offering Statement
- ☐ Form C-U: Progress Update
- ☐ Form C/A: Amendment to Offering Statement
  - ☐ Check box if Amendment is material and investors must reconfirm within five business days.
- ☐ Form C-AR: Annual Report
- ☐ Form C-AR/A: Amendment to Annual Report
- ☑ Form C-TR: Termination of Reporting

Name of issuer
Papumba, Inc

Legal status of issuer

    Form
    Corporation

    Jurisdiction of Incorporation/Organization
    Delaware

    Date of organization
    March 25, 2020

Physical address of issuer
251 Little Falls Drive, Wilmington, DE, 19808

Website of issuer
https://www.papumba.com

Current number of employees
7

Filer EDGAR CIK

0001974284

Filer EDGAR CCC
s8c$nsye

Filer EDGAR Password
pumpumpum99@

Filer EDGAR PMAC
jagpv$f3

Submission Contact Person Information

    Name
    Magdalena Arriola

    Phone Number
    (549) 224-1560

    Email Address
    mag@papumba.com

    Notification Email Address
    mag@papumba.com

Signatories

    Name
    Gonzalo Rodriguez

    Signature

    Title
    CEO

    Email
    mag@papumba.com

    Date
    September 3, 2025